Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

April 1, 2015

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced its 2014 Mineral Reserve and Resource estimates for its existing mineral property assets in Mexico as of December 31, 2014.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 1, 2015

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

Suite 1805 - 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	April 1, 2015
Toronto - FR
Frankfurt - FMV
Mexico - AG

First Majestic Updates Mineral Reserve and Resource Estimates for Year End 2014 and Files Form 40-F Annual Report

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce its 2014 Mineral Reserve and Resource estimates for its existing mineral property assets in Mexico as of December 31, 2014. Silver metal content in the Proven and Probable Reserve category totaled 101.1 million ounces of silver, down 7% from 108.6 million as of December 31, 2013. Metal prices used to estimate the 2014 Reserve estimates were lowered compared to the prior year to: $20.00/oz of silver, $1,200/oz of gold, $0.95/lb of lead and $1.00/lb of zinc.

The following table shows the total tonnage mined from each of the Company’s five producing properties during 2014, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated reserves and resources at each property.

2014 Production Table

	LA ENCANTADA	LA PARRILLA	DEL TORO	SAN MARTIN	LA GUITARRA	TOTAL
TONNES OF ORE PROCESSED	721,172	711,915	629,492	363,952	186,881	2,613,412
OZ OF SILVER PRODUCED	3,711,633	2,876,450	2,690,717	1,833,618	636,301	11,748,719
OZ OF SILVER EQ. PRODUCED FROM OTHER METALS	20,019	1,796,742	988,066	284,644	419,777	3,509,248
TOTAL OZ OF SILVER EQ. PRODUCED	3,731,652	4,673,192	3,678,783	2,118,262	1,056,078	15,257,967
TONNES MINED FROM MATERIAL IN RESERVES	416,591	708,211	608,260	320,812	125,487	2,179,360
TONNES MINED FROM MATERIAL NOT IN RESERVES	304,582	3,704	21,233	43,140	61,393	434,051

(1) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine.

The Company completed over 44,000 metres of diamond drilling at its five operating mines in 2014, representing a 25% reduction in metres drilled compared to the prior year. For 2015, First Majestic is planning to drill approximately 50,000 metres to further define known mineralized ore bodies at its operating mines. A combination of surface and underground drill rigs will focus on assisting mining activities, definition drilling and to support future updates to the Company’s NI 43-101 Technical Reports.

Starting this year, First Majestic is reporting Mineral Resources inclusive of Mineral Reserves; readers are cautioned of this change since the Company had previously reported Mineral Resources exclusive of Mineral Reserves.

The largest change to Mineral Reserves occurred at La Encantada where the old tailings were downgraded from Proven and Probable Reserves to Inferred Resources after the Company’s decision to suspend the reprocessing of the old tailings due to the low metal price environment. This resulted in a 76% increase in the Reserves silver grade, a 57% decrease in total Reserve tonnes and a 24% decrease in Reserve silver metal content. However, the underground Proven and Probable Mineral Reserves increased by 56% to 3.2 million tonnes containing 28.4 million ounces of silver with average silver grade of 276 g/t.

Silver metal content in the Measured and Indicated Resource category totaled 152.4 million ounces. In addition, the silver metal content in the Inferred Resource totaled 170.4 million ounces, a decrease of 18% compared to the prior year due mainly to the impact of lower metal price assumptions, the adoption of the stricter CIM Definition Standards, and the subtraction of Resources for the Peñasco Quemado and La Frazada projects, which were disposed of during 2014.

The complete 2014 Mineral Reserve and Resource estimates for all metals, tonnage and grades are shown below in the following tables:

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Proven (UG)	Oxides	1,084	248	-	-	-	248	8,639	8,639
	Probable (UG)	Oxides	2,115	291	-	-	-	291	19,754	19,754
	Total Proven and Probable (UG)	Oxides	3,199	276	-	-	-	276	28,393	28,393

LA PARRILLA	Proven (UG)	Oxides	302	219	-	-	-	219	2,119	2,119
	Probable (UG)	Oxides	1,025	213	0.02	-	-	214	7,032	7,061
	Total Proven and Probable (UG)	Oxides	1,327	215	0.01	-	-	215	9,152	9,181
	Proven (UG)	Sulphides	585	201	-	1.8	1.9	304	3,784	5,714
	Probable (UG)	Sulphides	1,473	157	0.04	1.5	2.4	261	7,436	12,369
	Total Proven and Probable (UG)	Sulphides	2,057	170	0.03	1.6	2.3	273	11,220	18,083
	Total Proven and Probable (UG)	Oxides + Sulphides	3,384	187	0.02	1.0	1.4	251	20,371	27,264

SAN MARTÍN	Proven (UG)	Oxides	1,024	224	0.18	-	-	237	7,359	7,790
	Probable (UG)	Oxides	1,813	188	0.04	-	-	191	10,960	11,107
	Total Proven and Probable (UG)	Oxides	2,837	201	0.09	-	-	207	18,319	18,897

DEL TORO	Proven (UG)	Transition	511	156	0.03	2.0	2.1	231	2,560	3,792
	Probable (UG)	Transition	589	157	0.06	2.6	1.6	224	2,964	4,248
	Total Proven and Probable (UG)	Transition	1,100	156	0.05	2.3	1.8	227	5,523	8,040
	Proven (UG)	Sulphides	1,097	148	0.08	2.7	1.8	229	5,206	8,063
	Probable(UG)	Sulphides	1,991	218	0.18	4.0	3.9	347	13,931	22,218
	Total Proven and Probable (UG)	Sulphides	3,088	193	0.15	3.5	3.2	305	19,138	30,281
	Total Proven and Probable (UG)	Transition + Sulphides	4,187	183	0.12	3.2	2.8	285	24,661	38,321

LA GUITARRA	Proven (UG)	Sulphides	91	153	1.84	-	-	256	446	745
	Probable (UG)	Sulphides	1,217	228	1.00	-	-	284	8,911	11,098
	Total Proven and Probable (UG)	Sulphides	1,308	223	1.06	-	-	282	9,358	11,843

	Total Proven and Probable (UG)	All mineral types	14,915	211	0.15	1.1	1.1	260	101,102	124,718

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

(2) In all cases, metal prices considered for Mineral Reserves estimates were $20 USD/oz Ag, $1,200 USD/oz Au, $0.95 USD/lb Pb, and $1.00 USD/lb Zn.

(3) The Mineral Reserves information provided above for La Encantada, La Parrilla, Del Toro and San Martín is based on internal estimates prepared as of December 31, 2014. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng., who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.

(4) Mineral Reserve estimates for La Guitarra are based on the 2015 La Guitarra Silver Mine Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd.

(5) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2014 Annual Information Form.

(6) The cut-off grades and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. The cut-off grades are listed in each mine section of the 2014 Annual Information Form.

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Measured (UG)	Oxides	1,086	283	-	-	-	283	9,878	9,878
	Indicated (UG)	Oxides	2,289	321	-	-	-	321	23,623	23,623
	Total Measured and Indicated (UG)	Oxides	3,375	309	-	-	-	309	33,501	33,501

LA PARRILLA	Measured (UG)	Oxides	344	255	-	-	-	255	2,817	2,817
	Indicated (UG)	Oxides	953	254	-	-	-	255	7,774	7,807
	Total Measured and Indicated (UG)	Oxides	1,298	254	-	-	-	255	10,591	10,624
	Measured (UG)	Sulphides	703	240	-	2.2	2.1	347	5,415	7,845
	Indicated (UG)	Sulphides	1,310	188	0.05	1.8	2.8	302	7,939	12,705
	Total Measured and Indicated (UG)	Sulphides	2,013	206	0.03	1.9	2.6	318	13,355	20,550
	Total Measured and Indicated (UG)	Oxides + Sulphides	3,311	225	0.0	1.2	1.6	293	23,946	31,175

SAN MARTÍN	Measured (UG)	Oxides	1,240	254	0.26	-	-	273	10,128	10,882
	Indicated (UG)	Sulphides	1,819	220	0.11	-	-	228	12,878	13,360
	Total Measured and Indicated (UG)	Oxides + Sulphides	3,059	234	0.17	-	-	246	23,006	24,242

DEL TORO	Measured (UG)	Transition	538	185	0.04	2.6	2.6	257	3,198	4,450
	Indicated (UG)	Transition	549	180	0.06	2.9	1.9	258	3,176	4,544
	Total Measured and Indicated (UG)	Transition	1,087	182	0.05	2.7	2.2	257	6,373	8,994
	Measured (UG)	Sulphides	1,150	182	0.08	3.3	2.3	272	6,726	10,048
	Indicated(UG)	Sulphides	1,747	255	0.21	4.6	4.6	394	14,315	22,128
	Total Measured and Indicated (UG)	Sulphides	2,897	226	0.16	4.1	3.7	345	21,041	32,176
	Total Measured and Indicated (UG)	Transition + Sulphides	3,984	214	0.13	3.7	3.3	321	27,414	41,169

LA GUITARRA	Measured (UG)	Sulphides	121	170	2.37	-	-	305	660	1,185
	Indicated (UG)	Sulphides	1,029	335	1.56	-	-	424	11,078	14,029
	Total Measured and Indicated (UG)	Sulphides	1,150	318	1.65	-	-	412	11,738	15,214

LA LUZ	Measured (UG)	Oxides	2,614	221	-	-	-	221	18,559	18,559
	Measured (Tailings)	Oxides (Tailings)	1,403	90	-	-	-	90	4,075	4,075
	Indicated (UG)	Sulphides	988	321	-	-	-	321	10,202	10,202
	Total Measured + Indicated	All material types	5,005	204	-	-	-	204	32,836	32,836

	Total Measured and Indicated	All mineral types	19,885	238	0.15	0.94	0.92	279	152,442	178,137

INFERRED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Inferred (UG)	Oxides	899	340	-	-	-	340	9,832	9,832
	Inferred (Tailings)	Tailings	6,026	107	-	-	-	107	20,731	20,731
	Inferred Total	Oxides + Tailings	6,926	137	-	-	-	137	30,562	30,562

LA PARRILLA	Inferred (UG)	Oxides	3,422	259	-	-	-	259	28,477	28,477
	Inferred (UG)	Sulphides	5,848	190	-	2.4	3.1	324	35,676	60,997
	Inferred Total (UG)	Oxides + Sulphides	9,270	215	-	1.5	2.0	300	64,153	89,475

SAN MARTÍN	Inferred Total (UG)	Oxides	5,541	216	-	-	-	216	38,502	38,502

DEL TORO	Inferred (UG)	Transition	1,457	186	0.04	2.6	2.2	257	8,699	12,031
	Inferred (UG)	Sulphides	4,211	176	0.13	3.8	5.3	297	23,821	40,156
	Inferred Total (UG)	Transition + Sulphides	5,669	178	0.11	3.5	4.5	286	32,520	52,187

LA GUITARRA	Inferred Total (UG)	Sulphides	739	197	1.23	-	-	267	4,674	6,343

	Total Inferred	All mineral types	28,145	188	0.05	1.2	1.6	240	170,412	217,070

(1) Mineral Resources have been classified in accordance with CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) In all cases, metal prices considered for Mineral Resource estimates were $22 USD/oz Ag, $1,350 USD/oz Au, $0.95 USD/lb Pb, and $1.00 USD/lb Zn.

(3) The Mineral Resources information provided above for La Encantada, La Parrilla, Del Toro and San Martín is based on internal estimates prepared as of December 31, 2014. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, Ph.D. Geology, who has the appropriate relevant qualifications, and experience in mining and resource geology.

(4) Mineral Resource estimates for La Guitarra Silver Mine are based on the 2015 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd.

(5) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2014 Annual Information Form.

(6) The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section of the 2014 Annual Information Form.

(7) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

(8) The La Luz resource estimates are taken from the Real de Catorce Property Technical Report dated July 25, 2008 and the Real de Catorce Property Technical Report dated July 30, 2007. The Company’s Qualified Persons are working on applying similar economic inputs to the La Luz Silver Project to those applied to the other properties.

Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (k Oz)	Ag-Eq (k Oz)

PLOMOSAS	Not in accordance with CIM Standards	Sulphides (UG)	896	192	0.8	2.1	3.4	5,500	11,000

(1) Plomosas historical estimates are taken from Grupo Mexico’s estimates prepared in 2001.

(2) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(3) The Company’s Qualified Persons have been coordinating the work for the verification of the information supporting the historical estimates at Plomosas. The historical estimates at Plomosas do not conform to NI 43-101 for reporting purposes; as such, the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed.

(4) In order to verify or upgrade the historical estimates, the Company will need to complete a diamond drilling program at the Rosario and San Juan mines. The drilling program is designed to confirm the historical estimates reported by Grupo Mexico and will allow the Company to plan a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: re-survey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards on Mineral Resources and Mineral Reserves.

The Company also announces that its 2014 audited financial statements have been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR. Both documents are also available on the Company’s website at www.firstmajestic.com.

Shareholders may also receive a copy of First Majestic’s audited financial statements, without charge, upon request to First Majestic, Suite 1805 - 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.